Filed by Alcan Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended.

Subject Company: Pechiney

Registration Statement No. 333-106851

Date: October 27, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forwardlooking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

The following text constitutes excerpts from the transcript of ALCAN INC.'s Third Quarter Results webcast of 22 October 2003. It highlights all discussion related to Pechiney.

Operator: Good morning, ladies and gentlemen, and thank you for standing by. Welcome to the Alcan 2003 Third Quarter Results conference call.

During the presentation, all participants will be in a listen-only mode. Afterwards we will conduct a question and answer session. At that time if you have a question, please press the one followed by the four on your telephone. As a reminder, this conference is being recorded today, Wednesday, October 22nd, 2003.

I would like now to turn the conference over to Mr. Corey Copeland, Vice President, Investor Relations. Please go ahead.

Corey Copeland: Well, thank you very much. Good morning, ladies and gentlemen, and good afternoon to those of you who may be joining us from Europe. Welcome to Alcan's third quarter conference call.

Joining us on the today are (Travis Engen), President and Chief Executive Officer; (Geoff Merszei), Chief Financial Officer; Executive Vice Presidents (Dick Evans) and (Brian Sturgell); as well as (Carmine Nappi), who is our Aluminum Industry Specialist and who is available for answering questions on the aluminum market at the end of the presentation.

Travis will kick things off with a review of the quarter's highlights, following which (Geoff) will go through a more detailed review of the consolidated financial results, as well as results by business group segment. At the end of the presentation, as I say, we will take questions. We would ask, please, that we have questions first from members of the investment community and second from members of the media.

Before proceeding, I would like to draw you attention to the safe harbor disclosure at the front of the presentation. It asks that you treat the content of the presentation with due regard for the cautionary statements contained therein. The presentation, itself, is available on Alcan's Website at www.alcan.com.

So without further ado, I'll turn it over to Travis.

(Travis Engen): Thank you, Corey, and good day, everyone.

Let me direct your attention to what is labeled Slide 3 in the presentation Q3 2003 Highlights. If I could summarize the activity for us in this quarter, it is that our operating results are quite comparable with earlier periods, both the prior quarter and the year-ago quarter. We've seen somewhat higher metal prices, continued progress in lowering our costs, particularly in local currencies, being offset by a weak U.S. dollar and continuation of the higher pension and energy costs, which have been visible in earlier quarters of this year. Now that's resulted in operating earnings of $0.46 a share.

From a net income standpoint, we have seen a reduction year-over-year of some $0.23 due mainly to one-off items and significant impact of balance sheet translations associated with currencies.

The quality, I think, of our activities in the third quarter though is really underscored by our cash flow performance. We had a record free cash flow of $266 million, some $60 million above last year's third quarter.

Cash from operations was also strong, up even more, and this has been driven really by maintaining our financial disciplines, reducing working capital, and keeping CAPEX, in this particular case, in line with depreciation. As (Geoff) will point out, we have somewhat higher spending in this quarter because of the acceleration of the expansion of Alouette, but by in large, we're maintaining our discipline with respect to capital expenditures.

This resulted in a balance sheet strength at the end of the third quarter with debt as a percent of total capital of 31%. In fact, it's this balance sheet strength which has allowed us to undertake many of the initiatives over the last quarters and in particular to be in a position to have made the offer for Pechiney.

Turning now to a number of the initiatives for maximizing value. Clearly, there's a major focus on the Pechiney transaction, but I have to tell you that I think that we've been able to demonstrate the breadth and depth of management capacity while that's been going on - and it's certainly a major focus and I'll talk about it in a subsequent slide - but we've also been busy with integrating the FlexPac acquisition in our packaging business, and similarly with the acquisition of Baltek right at the beginning of the third quarter, bringing it into the fold with the composites group, and just at the end of the quarter, the acquisition of the Uniwood/Fome-Cor business as well. So all in all, those initiatives and many other things I think have demonstrated the breadth of management capacity for Alcan.

Now turning to the next slide, which is a tabular slide showing you the schedule as we see it today on the Pechiney offer. There's clearly keen interest in this. We have had a very focused group working on this while we've tried to maintain our focus on managing the business and developing the existing businesses of Alcan through the last few months, and we have navigated our way through four, maybe six, I guess you could argue significant regulatory bodies and review in two countries and one in the EU, and now as it stands today our tender offer is open in France, and we expect it to be open in the SEC - U.S. offer to be open - pending resolution of some matters that Pechiney is in discussion with the SEC on.

All that being said, and again subject to decision by the CMF with respect to he closing period of the tender offer, we would expect the tender to close toward the end of November with publication of the results of the tender on the first of December or thereabouts. I think we've had tremendous progress, obviously, on this file over the last three months. It's hard to imagine it actually is three months in a couple of weeks since we launched the offer, but we've accomplished a lot. And now we're very focused on, of course, bringing the tender home as well as the beginning the process of the integration of Pechiney with Alcan, something which we have a history of doing well, beginning with the AL Group merger and certainly with some of the mergers and acquisitions of a lesser scale over the last couple of years.

(Alberto Arias): Just a follow-up. Are you including any increasing administrative costs in the fourth quarter perhaps related to the transaction with Pechiney?

(Travis Engen): No, (Alberto), we - first of all, the expenses that have been incurred so far, only $1 million of Pechiney expenses are part of the Other Specified Items. It does not hit our operating results. We had about $30 million of cash outflow attributed to Pechiney of which $29 million is on the balance sheet. Part of that will be amortized over the fourth quarter under other specified items and the other part will be as part of our purchase accounting going forward.

(Alberto Arias): I mean on the guidance, is part of your guidance an increase in administrative cost because of the...

{Crosstalk}

(Travis Engen): The answer is no.

(Alberto Arias): The answer is no, okay, and if the transaction is completed should we start to think about incorporating Pechiney through the month of December, and I guess the guidance obviously is not incorporating that. Is that correct?

(Travis Engen): The guidance is exclusive Alcan.

(Alberto Arias): All right, great. Thank you.

(Betty Chen): Can you elaborate on the focus of the SEC's review in the Pechiney offer and where they are in the process?

(Travis Engen): What's being reviewed is a matter between with the SEC and Pechiney. It has to do with some of their filings earlier in the year. We think it's fairly routine. We have had some communication, obviously, with all the parties involved on closing this off, and it's proceeding, so I think it's a matter of no moment, because it will be worked out, and ultimately the offer in the U.S. will have to remain open for 20 days and the offer in France - 20 trading days - and the offer in France for 25 trading days, and the clock on the 25 trading days has not begun yet, so the offer in France actually is the limiting factor on the close of the tender, so we think this will be worked through in the next couple of days, and the SEC offer will become effective at that time.

(Betty Chen): You have October 24th in your slide as the launch of the U.S. offer. Is that realistic given where the SEC is?

(Travis Engen): Yeah, this is a day-to-day thing. Filings have been made. This is ongoing dialog. You know, it's hard to be precise. We had an experience, for example, when the hurricane came through Washington, D.C., and at that time the U.S. government offices shut down, and that cost us a day, so you can't predict things day-by-day for sure, but they are very close to resolving this, and it could be tomorrow, it could be the 24th, it could be perhaps even Monday, but it will happen in the next few days.

(Terrence Ortslan): Thank you. Just two questions. One, (Geoff), to finish off the Pechiney acquisition cost. What's the final number you expect to be and again what's the segment of it going to be in the expenses? And two is your new environmental plant in northern Quebec - is there any commercial value in that in the future and lieu of technology that you can actually monetize in the future? Thanks.

(Travis Engen): With regards to the question on Pechiney, (INAUDIBLE) four, there's a reference to the transaction cost. I don't remember the precise page. It's in the 80s, and it's $55 million U.S. dollars pre-tax.

Operator: The next question comes from the line of (Victor Lazarovici) with BMO Nesbitt Burns.

(Victor Lazarovici): Yes, good morning, gentlemen. I have a couple of questions. With respect to your SG&A expense, they were up $10 million from the second quarter and up almost 37% from the same quarter of last year. How much of that or is any of that related to your ongoing attempt to acquire Pechiney? And if not, what's driving that higher SG&A and should we presume that it will go forward at that higher level?

(Geoff Merszei): Yeah, let me respond to that. First of all, there is no portion of the Pechiney expenses that I was referring to earlier in there, and remember I only mentioned for expense purposes - we're only talking about $1 million so far booked to date, and that is not part of the SG&A.

(S.T. Telibrigatti): Yes, hi. It's (S.T. Telibrigatti). Just a couple of quick questions. How long do you expect to keep the Pechiney offer open and to what extent might you be able to extend the offer closing, if the tender results don't meet the threshold for the extra cash consideration.

(Travis Engen): (Sam), this is Travis. First of all, the requirement for the tender is that it be open for 25 trading days in France, as I indicated. That's - the actual closing date is established by the CMF, but it should be close to the date that we put in our schedule, which is towards the end of November. And that will close, assuming that more than 50% of the shares are tendered.

Then there is the possibility under certain conditions, again to be approved by the CMF, that we could open the offer again for another period - say ten trading days. Something of that sort - and if you work through that, the closing of the - let me call it, the supplemental offer. It may not be the proper technology or the proper term - would obviously be something like two weeks after the results of the first offer are known, so that might be mid-December.

Again all of this is subject obviously to decisions by the CMF with respect to closing dates - they control that decision - and also the opening of a second offer and the extension of a second offer, but the bottom line here is that the initial offer will close towards the end of November and that even if, assuming we are the recipient of more than 50% of the shares being tendered, that will close on that basis and there is the possibility of the subsequent extension, based upon CMF approval of that.

(S.T. Telibrigatti): Got it, got it, and could you review when the averaging period for the share evaluation to Pechiney shareholders would begin? Is it based on the closing date of the initial offer or if there were a subsequent offer, would that drive the beginning of the averaging period?

(Travis Engen): It's the - how to describe this - the day before, five days before, the close of the offer as set by the CMF, we will, using a French magistrate, go through the arithmetic of calculating the number of Alcan shares - the average value of Alcan shares - to be used in calculating the number of Alcan shares for the offer. That calculation will be based on the selection of ten days out of the previous 30-days trading, and so if you look at the tentative schedule that we have laid out, which is a closing on the 24th of November, then you could work back and realize that we are basically in that trading period that data will be selected from now, and that that selection will take place - I'm not sure what the date is - maybe the 18th or 19th, based upon the five days...

Man: Yeah, five days prior to the 24th, if in fact the 24th winds up being the final date.

(Caglar Somec): Thanks. Good morning. I actually have two questions. The first one is related to Pechiney. Can you comment, you know, on basically the expected divestitures in 2004? And I would understand if you can't answer this question. Then I will ask the second question later.

(Travis Engen): Okay, this is Travis. First of all, we have two sets of undertakings, which are a part of the combination with Pechiney, one set in the EU, and here the significant element of that is the question of the divestments between two sets of facilities, one presently owned by Alcan, one presently owned by Pechiney, and here we have up to a 12-months period to both decide, you know, which is the better alternative to be divested and execute that divestiture. And in the case of the U.S. Department of Justice, a separate undertaking which has a much shorter timeline - again both of these timelines measured from the point at which we receive control of Pechiney, which I'll say early December as we see it today. The timeline there being four months with the possibility of a couple extensions probably leading to six months to divest Ravenswood. That's obviously one, you know, which you know we need to be acting as rapidly as possible on. When you add all these together, however, the net effect of that that we see is about a 5% reduction in the pro forma combined revenues of the two enterprises, and beyond that we really can't quantify, first of all, because there is this optionality between (INAUDIBLE) which we need to be able to analyze and evaluate. We can only do that following the point at which we have access to detailed financials for Pechiney.

(Anthony Rizzuto): Good morning, gentlemen. Many of my questions have been answered, but regarding the Ravenswood situation, my sources are indicating there's not likely to be a lot of interest in this facility exhibited by others and possible buyers and I'm wondering what provisions are there in the agreement with the U.S. government if you can't find a buyer for this facility.

(Travis Engen): Yeah, (Tony), this is Travis. The agreement with the U.S. government is actually an agreement with the U.S. court, a consent decree which we have executed, and it's our intention to live by the terms of that consent agreement, and should that - you know, should something change that, you know, that affects that, we'll have to deal with it at a point in time, but our intentions are to live by the terms of the consent decree, which are indeed for to divest these businesses.

You may know, because we've talked about it a little bit, that we have gone through very broad effort to understand what the marketability might be for various portions of Alcan and Pechiney. This activity was in part - it was part of the material which we provided to the European Union, for example, in their antitrust review, because the concern of the antitrust authorities is broader than divestiture. It's actually the concern is that there should be a viable competitor in the marketplace and that there be no undue, say, concentration of market power resulting from business combinations.

So we clearly have a piece of work to do here and we're somewhat handicapped today, of course, because we have only the external information on Pechiney because of the nature of our offer, and so our focus is actually getting in position to be able to run real fast once we do have a closing and have access to the more detailed information.

(Anthony Rizzuto): Okay, and just a follow-up question if I may. I'm sorry to be just like a dead horse, but it is obviously very important in the guidance as everybody has voiced today, but given - again based on one of the questions you received - given that you guys will book a month of the operations from Pechiney, assuming that it does close early December, are you guys factoring in some type of, you know, just the merger-related expenses in any way that might be related to this, just to give yourself some buffer in the hopes that this is kind of a throw-away quarter type of thing in the fourth?

(Geoff Merszei): Any expenses related to Pechiney would not be part of our operating results and our guidance is based on operating results and therefore does not include any expenses envisioned coming from the Pechiney acquisition.

(Allen Swift): Good morning. I'm calling from Montreal. (Mr. Engen), could you please give us idea of what are the major challenges in integrating Pechiney as Alcan puts together a team to oversee this and will we be seeing some perhaps breakdowns or closures?

(Travis Engen): Yeah, obviously, we're building on our thinking for the integration of Pechiney on the approach we used with AL Group combination which was actually - that deal closed just exactly three years ago, and I think certainly we regard it as a very highly successful undertaking, although it has a different beginning that the present discussion over Pechiney. That is we had an extended period of agreement and transfer of data, and integration teams from both firms studying a number of things.

We try to take the same approach. That is this is not, you know, something which Alcan can unilaterally determine the best approach to so we intend to work very closely with the Pechiney to, so we intend to work very closely with Pechiney correspondents in various integration activities, except in this case, we'll be beginning after the close because of the nature of the unsolicited offer.

We have identified some $250 million in synergies. There are obviously an element of that as related to the fact that today the two companies are independent and have redundant costs that a single company would not have without question, but there are also lots of opportunities which do not flow from changes in staff levels and things of that sort, in particular purchasing economies. We purchase - together with Pechiney - we purchase the same kind of items in different quantities and different regions of the world and certainly in the combination from AL Group we saw a substantial opportunity there to reduce the input costs to both companies.

And another area which I think was quite rich for us in the combination with AL Group, and I think we'll have an equal opportunity with Pechiney, is actually in the area of best practices. It is taking the level of performance and know-how in businesses which are quite similar, and transferring these best practices across the companies. Certainly in the case of the AL Group combination this is very powerful and I have to say that there was no sense that the flow was in one direction or the other because there was darned good work that was being done in both enterprises before the combination, and we fully expect that to be the case here with Pechiney.

So if I can sum it up, we will have a number of integration teams. The composition of them will be from both Alcan and Pechiney personnel, and our plan is to draw on the best ideas of both, not to somehow think we know everything.

(Allen Swift): What period do you think the transaction will be - or the integration - will be completed?

(Travis Engen): Well, we have set - from the first when we were talking about the synergies, we've said we want to be operating at that run rate within two years. And all our best practice, and I think good practice we've seen in other mergers and acquisitions, has been that you basically have the structure and the initiatives in place in short order and typically less than a year, and because of the nature of - often the nature of - many of the synergy opportunities, it requires the time to transfer an idea from one place to another, something of that sort. The actual P&L impact lags, let's say, the physical implementation by as much as a year, so that's why we're looking at getting the full run rate at the end of two years.

(Allen Swift): Is there a regulatory deadline on which Alcan has to decide which is the two rolling mills you'd have to divest?

(Travis Engen): Yes, I think I answered that question a moment ago. Our undertaking with the EU is to execute that transaction. We have a period up to 12 months from close. Statutorily it's a shorter period with the possibility of some extension, but clearly this is such an important issue to many, not just the companies, but obviously others and local communities, that we want to really approach as rapidly as possible as soon as we can a complete understanding of the alternatives between these two facilities - two sets of facilities - so we can begin the process of understanding what the new ownership structure will be for these companies.